Exhibit 99.1

Genius Group to Host Virtual Investor Meeting

with CEO Roger Hamilton on June 28, 2023

SINGAPORE, June 21, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announces that it will host a virtual investor meeting on Wednesday, June 28, 2023, with its Chief Executive Officer, Roger Hamilton.

The virtual meeting will be held as a YouTube Livestream, and will include:

●	Metaversity and partnership with Vatom
●	Further explanation on the delay of 20F release
●	Update on ERL spinoff
●	Update on legal actions
●	An opportunity to answer questions and respond to shareholder enquiries

As part of Genius Group’s commitment to a high level of ongoing investor communications, the intention is for this Virtual Investor Meeting to be held on a monthly basis.

To ensure all enquiries are answered, except those related to legal proceedings that Counsel advises should not be answered, all shareholder questions need to be submitted in advance to the email address investor@geniusgroup.net.

Webcast Information:

Time: Wednesday, June 28, 2023, at 4:30 p.m. ET / 4:30 a.m. SGT

Webcast: We will livestream the investor call on YouTube on the following link.

An archived replay of the presentation will be available on Genius Group’s Investor Relations website and on YouTube on the above link.

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.5 million users in 200 countries, ranging from early age to 100.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com